

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Anat Ashkenazi
Executive Vice President and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

>   **Re: Eli Lilly and Company**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed February 22, 2023**
>   **File No. 001-06351**

Dear Anat Ashkenazi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

General

1. We note that you provided more expansive disclosure in your 2022 ESG Report, CDP 2022 Climate response and 2022 CDP Water Security response than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in such reports and on your website.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 37

2. We note your disclosure on page 33 that you are subject to increased negative attention from the media, stockholders, activists, and other stakeholders on climate change, social and sustainability matters, which could negatively affect your business and reputation. Please expand your disclosure to discuss the potential response from investors, lenders

and customers. In addition, we note you indicate in your CDP 2022 Climate response that climate-related risks are identified and assessed through your risk management process. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions; and
- increased demand for generation and transmission of energy from alternative energy sources.

3. We note your disclosure on page 29 indicating that you may experience manufacturing, quality, or supply chain difficulties, disruptions, or shortages in part due to "natural disasters (including increased instances of natural disasters or other events that may be due to climate change)." Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

- severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Donald A. Zakrowski, Senior VP Finance & CAO